

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2010

American Lorain Corporation
c/o United Corporate Services, Inc.
202 South Minnesota Street
Carson City, NV 89703

> **Re:** **American Lorain Corporation**
> **Registration Statement on Form S-3**
> **Filed October 7, 2010**
> **File No. 333-169815**

Dear Sir or Madam:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

General

1. Please be advised that comments on your Form 10-K must be resolved before the desired effective date of your registration statement.

Organizational Structure, page 2

2. We note your disclosure regarding the "following chart" depicting your organizational structure. Please include the referenced chart in your public filing; the chart appears to be missing.

Documents Incorporated by Reference, page 11

3. We note that this section does not explicitly cover reports filed after the date of the
    initial registration statement and prior to effectiveness of the registration statement.
    Please be advised that you need to update your incorporation by reference section to
    reflect reports that you file prior to effectiveness, including your Form 8-K filed
    October 21, 2010. Refer to Question 123.05 of the Securities Act Forms Compliance
    and Disclosure Interpretations, available on our website at
    http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities Act
of 1933 and all applicable Securities Act rules require. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective
date of the pending registration statement please provide a written statement from the
company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority,
  declare the filing effective, it does not foreclose the Commission from taking any
  action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority,
  in declaring the filing effective, does not relieve the company from its full
  responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness
  as a defense in any proceeding initiated by the Commission or any person under
  the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will
consider a written request for acceleration of the effective date of the registration statement
as confirmation of the fact that those requesting acceleration are aware of their respective
responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as
they relate to the proposed public offering of the securities specified in the above registration
statement. Please allow adequate time for us to review any amendment prior to the requested
effective date of the registration statement.

Please contact Sean Donahue at (202) 551-3579 or Alexandra M. Ledbetter at (202) 551-3317 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Eric Lerner, Esq.
        Kramer Levin Naftalis & Frankel LLP
        Facsimile No. (212) 715-8000